

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2026

Doron Besser, M.D.
Chief Executive Officer
ENvue Medical, Inc.
969 Pruitt Avenue
Tyler, Texas 77569

> **Re: ENvue Medical, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 18, 2026**
> **File No. 333-296001**

Dear Doron Besser, M.D.:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Alla Digilova, Esq.